SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    33-61959
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PG&E Capital I, a statutory business trust formed under the laws of Delaware
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(Exact name of registrant as specified in its charter)

77 Beale Street
P.O. Box 770000
San Francisco, California 94177

(415) 973-7000

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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PG&E Capital I Cumulative Quarterly Income Preferred Securities

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(Title of each class of securities covered by this Form)

N/A

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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6 [ ]
Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

As the security no longer exists, there are no holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Gas And Electric Company, as sponsor of PG&E Capital I, a statutory business trust formed under the laws of Delaware (which has been liquidated), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 24, 2002	BY: LINDA Y.H. CHENG Linda Y.H. Cheng, Corporate Secretary, Pacific Gas and Electric Company, as Sponsor of PG&E Capital I